Exhibit 99.2

FOR IMMEDIATE RELEASE

SGOCO GROUP, LTD. NAMES GRANT THORNTON ITS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beijing, China – July 1, 2011 – SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including monitors, TVs, and application specific products, today announced the appointment of Grant Thornton, China member firm of Grant Thornton International (“Grant Thornton”) as the Company’s independent registered public accounting firm replacing Frazer Frost, LLP. The decision to change auditors is not due to any disagreement between the Company and Frazer Frost on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

SGOCO is proud of its association with Grant Thornton, one of the world's leading organizations of independently owned and managed accounting and consulting firms and we look forward to working with them.

About SGOCO Group, Ltd.
SGOCO Group, Ltd. is focused on building its own brands and retail distribution network in the flat panel display market, including monitors, TVs, and application specific products.  With a network of hundreds of SGOCO Image branded retail partners, the Company is rapidly expanding in China’s tier 3 and tier 4 cities.  By providing international standard quality products at competitive prices, the Company believes it is well positioned to take advantage of the emergence of China’s new consumer culture.  For more information about SGOCO, please visit http://www.sgocogroup.com.

Safe Harbor and Informational Statement
This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements." Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated, including risks as detailed in the Company’s filings with the Securities and Exchange Commission (“SEC”). The Company’s filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by applicable laws or regulations.

For investor and media inquiries, please contact:
SGOCO Group, Ltd. (China) Bill Krolicki, VP of Finance Tel: + 86-10-8587-0173 Email: bill@sgoco.com	The Equity Group Inc.(US) Lena Cati Tel: 212 836-9611 / lcati@equityny.com Linda Latman Tel: 212 836-9609 / llatman@equityny.com